Alamos Gold Inc.

Thursday, April 27, 2006	For Immediate Release

Morgain Minerals Inc. Signs Definitive Agreement With Alamos Gold Inc.

to Acquire the La Fortuna Property

Toronto, Ontario - Alamos Gold Inc. (“Alamos”) (TSX: AGI) and Morgain Minerals Inc. (“Morgain”) (TSX-V: MGM) announce that they have entered into a Share Purchase Agreement by which Morgain has agreed to purchase all of the issued and outstanding shares (the “Shares”) of two subsidiaries of Alamos, Durango Fern Mines S.A. de C.V. (“Durango”), which owns the La Fortuna Property, and Minas La Fortuna S.A. de C.V. (“Minas La Fortuna”).  The La Fortuna Property, located in the State of Durango, Mexico is comprised of two exploitation mineral concessions comprising approximately 606 hectares.  The Share Purchase Agreement supersedes and replaces the letter agreement previously entered into between Alamos and Morgain, which was announced in a news release dated November 1, 2005. The companies have also entered into a Information Services Agreement whereby Morgain agrees to pay Alamos a 1% net smelter return on production from the La Fortuna Property

In consideration for the purchase price of the Shares, Morgain will issue to Alamos 5,000,000 common shares in the capital of Morgain at a deemed price of $0.40 per share.  The closing of the transaction is scheduled to take place on April 28, 2006, or such other date as Alamos and Morgain may designate, subject to receipt of all regulatory acceptance.

Alamos is the owner and operator of the Mulatos gold mine, located in Sonora, Mexico and is exploring for gold on its Salamandra group of concessions adjacent to the Mulatos Mine.

Morgain is a junior mining company whose vision is to acquire and develop a portfolio of profitable low-grade gold mines in Mexico. Morgain is currently focused on bringing its Castillo Mine into production through a series of mining and heap leaching tests to determine the best operating methods and machinery.

For further information, please contact:

Alamos Gold Inc. (TSX: AGI)

John A. McCluskey  - President and CEO

Tel: 416-368-9932 x 203

Victoria Vargas de Szarzynski - Investor Relations

Tel: 416-368-9932 x 201 vvargas@alamosgold.com

www.alamosgold.com

Morgain Minerals Inc. (TSX-V: MGM) Chester F. Millar - Chairman and President Tel: (604) 643-1727 www.morgainminerals.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified in Alamos' periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission and Morgain’s periodic filings with the Ontario and British Columbia Securities Commission. Such information contained herein represents managements’ best judgment as of the date hereof based on information currently available.